UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK
REPURCHASE SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One):

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____________ to ____________
Commission File Numbers: 33-34149 and 333-106016
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Bob Evans Farms, Inc. and Affiliates
401K Retirement Plan
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Bob Evans Farms, Inc.
3776 South High Street
Columbus, Ohio 43207

REQUIRED INFORMATION
     The following financial statements and supplemental schedules for the Bob Evans Farms, Inc. and Affiliates 401K Retirement Plan are being filed herewith:

Description	Page No.

Index to Audited Financial Statements	Page 4

Report of Independent Registered Public Accounting Firm	Page 5

Audited Financial Statements:

Statements of Net Assets Available for Benefits at December 31, 2008 and December 31, 2007	Page 6

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2008	Page 7

Notes to Financial Statements — December 31, 2008	Pages 8 — 16

Supplemental Schedule:

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)	Page 17
Note: Other supplemental schedules required by Section 252.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.
     The following exhibits are being filed herewith:

Exhibit No.	Description	Page No.

1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm	Page 20
EX-1

Page 2 of 20 Pages

Audited Financial Statements and
Supplemental Schedule
Bob Evans Farms, Inc. and Affiliates 401(k) Retirement Plan
December 31, 2008 and 2007
and the Year Ended December 31, 2008
With Report of Independent Registered Public Accounting Firm

Page 3 of 20 Pages

Bob Evans Farms, Inc. and Affiliates
401(k) Retirement Plan
Audited Financial Statements and Supplemental Schedule
December 31, 2008 and 2007 and the Year Ended December 31, 2008
Page 4 of 20 Pages

Report of Independent Registered Public Accounting Firm
Participants and Administrator of the
Bob Evans Farms, Inc. and Affiliates 401(k)
     Retirement Plan
We have audited the accompanying statements of net assets available for benefits of Bob Evans Farms, Inc. and Affiliates 401(k) Retirement Plan as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in its net assets available for benefits for the year ended December 31, 2008 in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
June 25, 2009
Columbus, Ohio
Page 5 of 20 Pages

Bob Evans Farms, Inc. and Affiliates 401(k) Retirement Plan
Statements of Net Assets Available for Benefits

	December 31
	2008	2007

Assets
Cash and short-term investments	$957,038	$1,749,282
Investments, at fair value	129,917,230	189,614,571
Employee loan receivable	—	1,360

Total assets held for investment	130,874,268	191,365,213

Receivables:
Contributions from employer	4,857,462	4,672,841
Contributions from employees	1,031,861	932,810
Accrued interest receivable	34,870	71,453

Total receivables	5,924,193	5,677,104

Liabilities
Administrative expenses	155,008	254,311

Net assets available for benefits	$136,643,453	$196,788,006

The accompanying notes are an integral part of these financial statements.
Page 6 of 20 Pages

Bob Evans Farms, Inc. and Affiliates 401(k) Retirement Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2008

Additions:
Employer contributions	$4,857,462
Employee contributions	12,941,054
Interest and dividend income	3,899,439
Net appreciation (depreciation) in fair value of investments (Note 4)	(65,332,291)

(43,634,336)

Deductions:
Administrative expenses	1,138,601
Benefits paid directly to participants	15,371,616

16,510,217

Net decrease	(60,144,553)

Net assets available for benefits:
Beginning of year	196,788,006

End of year	$136,643,453

The accompanying notes are an integral part of these financial statements.
Page 7 of 20 Pages

Bob Evans Farms, Inc. and Affiliates 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2008
1. Significant Accounting Policies
Investment Valuation and Income Recognition
Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 9 for further discussion of fair value measurements.
In accordance with Statement of Financial Accounting Standards No. 157 (SFAS 157), Fair Value Measurements, assets and liabilities measured at fair value are categorized into the following fair value hierarchy:
Level 1 — Fair value is based on unadjusted quoted prices for identical assets or liabilities in an active market that the Plan has the ability to access at the measurement date.
Level 2 — Fair value is based on quoted prices in markets that are not active, quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.
Level 3 — Fair value is based on prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable. These inputs reflect management’s judgment about the assumptions that a market participant would use in pricing the investment and are based on the best available information, some of which may be internally developed.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
New Accounting Pronouncement
In September 2006, the Financial Accounting Standards Board (FASB) issued SFAS 157, Fair Value Measurements. This standard clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Additionally, in October 2008, the FASB issued FASB Staff Position 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active (FSP 157-3). FSP 157-3 clarifies the application of SFAS 157 in markets that are not active and provides an example to illustrate key considerations in
Page 8 of 20 Pages

Bob Evans Farms, Inc. and Affiliates 401(k) Retirement Plan
Notes to Financial Statements (continued)
1. Significant Accounting Policies (continued)
New Accounting Pronouncement (continued)
determining the fair value of a financial asset when the market for an asset is not active. The guidance in FSP 157-3 was effective upon issuance, including prior periods for which financial statements had not been issued. The Plan adopted SFAS 157 effective January 1, 2008.
In April 2009, the FASB issued FASB Staff Position 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (FSP 157-4). FSP 157-4 supersedes FSP 157-3 and amends SFAS 157 to provide additional guidance on estimating fair value when the volume and level of activity for an asset or liability have significantly decreased in relation to normal market activity for the asset or liability. FSP 157-4 also provides additional guidance on circumstances that may indicate that a transaction is not orderly and on defining major categories of debt and equity securities in meeting the disclosure requirements of SFAS 157. FSP 157-4 is effective for reporting periods ending after June 15, 2009. Plan management is currently evaluating the effect that the provisions of FSP 157-4 will have on the Plan’s financial statements.
Administrative Expenses
Administrative expenses of the Bob Evans Farms, Inc. and Affiliates 401(k) Retirement Plan (the Plan) are borne by the Plan.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.
Page 9 of 20 Pages

Bob Evans Farms, Inc. and Affiliates 401(k) Retirement Plan
Notes to Financial Statements (continued)
2. Description of the Plan
General
The Bob Evans Farms, Inc. and Affiliates 401(k) Retirement Plan (“The Plan”) is a contributory defined contribution retirement plan which enables substantially all employees of Bob Evans Farms, Inc. and Affiliates (the Company), who have at least 1,000 hours of credited service and are age nineteen or older, to defer a percentage of their wages as a contribution to the Plan with a portion matched by the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974.
Contributions
Each year, participants may contribute up to 25% of pretax annual compensation but not more than the limit set by the Internal Revenue Service. Participants may also contribute amounts representing distributions from other qualified plans. The Plan also provides for a discretionary Company contribution. Each year the Company’s Board of Directors determines an amount that the Company may contribute as the Company’s match or base contribution to the Plan. This amount cannot exceed the maximum amount deductible for federal income tax purposes. Matching contributions are made in the proportion of the participants’ deferred compensation. The base contribution is allocated to all participants equally. Forfeitures resulting from unvested benefits of the employer matching fund are used to reduce present and future employer matching contributions.
Upon enrollment, a participant may direct employee and employer match contributions to 15 different investment funds offered by the Plan. The Plan’s assets are held at The Bank of New York Mellon. The Company directs investment of the employer base contributions.
Effective March 30, 2007, participants are limited to the amount of Bob Evans company stock they can hold in the plan and the amount they can direct for future purchases of Bob Evans company stock. No more than 10 percent of their account balance may be invested in Bob Evans Stock. Contributions for future purchase of Bob Evans company stock are also limited to 10% of the total contribution amount.
Page 10 of 20 Pages

Bob Evans Farms, Inc. and Affiliates 401(k) Retirement Plan
Notes to Financial Statements (continued)
2. Description of the Plan (continued)
Vesting
Participants are immediately vested in their contributions, the employer base contributions, and former profit sharing contributions, plus actual earnings thereon. Vesting in the Company match portion of their accounts, plus actual earnings thereon, is based on years of continuous service. Participants are twenty percent vested after two years graduating to one hundred percent vested after six years of credited service.
Benefits
Assets available for plan benefits are allocated among the participating employees on the basis of their account balances. Benefits are determined based on the contributions provided by and allocated to them as described above, and their allocable share of the income and expenses of the Plan. Benefits are generally payable upon the employee’s death, retirement, disability, or termination and are paid through lump sum distributions.
Benefit amounts which have been approved and processed for payment, but have not yet been paid were $1,182,738 at December 31, 2008 and $915,138 at December 31, 2007.
Forfeitures
As of December 31, 2008 and 2007, there were $546,815 and $549,088, respectively, of non-vested forfeited accounts included in net assets available for benefits which will be used to reduce future employer contributions. Forfeitures used during 2008 and 2007 were approximately $502,000 and $496,000, respectively.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of termination, participants will become 100 percent vested in their accounts.
Page 11 of 20 Pages

Bob Evans Farms, Inc. and Affiliates 401(k) Retirement Plan
Notes to Financial Statements (continued)
3. Differences Between Financial Statements and Form 5500
The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500.

	December 31
	2008	2007

Net assets available for benefits per the financial statements	$136,643,453	$196,788,006
Less: Amounts allocated to withdrawn participants	1,182,738	915,138

Net assets available for benefits per the Form 5500	$135,460,715	$195,872,868

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2008.

Benefits paid to participants per the financial statements	$15,371,616
Add: Amounts allocated on Form 5500 to withdrawn participants at December 31, 2008	1,182,738
Less: Amounts allocated on Form 5500 to withdrawn participants at December 31, 2007	915,138

Benefits paid to participants per the Form 5500	$15,639,216

4. Investments
The Plan’s investments are held by a bank administered trust fund. During 2008, the Plan’s investments (including investments bought, sold, exchanged, as well as held during the year) appreciated (depreciated) in fair value as follows:

Corporate stocks	$(908,793)
Mutual funds	(64,423,498)

$(65,332,291)

Page 12 of 20 Pages

Bob Evans Farms, Inc. and Affiliates 401(k) Retirement Plan
Notes to Financial Statements (continued)
4. Investments (continued)
Individual investments that represent 5 percent or more of the Plan’s net assets available for benefits are as follows:

	December 31
	2008	2007
American Funds EuroPacific Growth Fund	$18,021,956	$33,696,865
Cash Management Trust of America	22,311,449	13,094,894
Fidelity Advisor Freedom Fund 2025	20,373,356	33,923,456
Fidelity Advisor Freedom Fund 2040	7,345,908	11,855,684
Fundamental Investors Inc.	15,373,806	28,568,848
Asset Allocation Fund	19,172,297	30,979,020
Bond Fund of America	6,962,450	9,069,983
5. Transactions with Party-In-Interest
The Plan owned 159,549 and 150,722 shares of the Company’s common stock at December 31, 2008 and 2007, respectively. The current market value of stock represents the closing bid price for the shares at year-end. The accumulated depreciation in the fair value of the Company stock was $932,895 less than the cost at December 31, 2008. Cash dividends received from the Company for the year ended December 31, 2008 were $88,804.
6. Nonparticipant-Directed Investments
Historically, fund allocations in the Asset Allocation Fund have been nonparticipant-directed. With the exception of the Company base contributions, participants are permitted to reallocate funds in the Asset Allocation Fund into any of the existing investment options. The Plan does not maintain records of the segregation of funds in the Asset Allocation Fund between nonparticipant-directed and participant-directed.
Page 13 of 20 Pages

Bob Evans Farms, Inc. and Affiliates 401(k) Retirement Plan
Notes to Financial Statements (continued)
6. Nonparticipant-Directed Investments (continued)
Information about the net assets and significant components of changes in net assets related to the Asset Allocation Fund is as follows:

	December 31
	2008	2007
Investments, at fair value:
Asset Allocation Fund	$19,172,297	$30,979,020

Year Ended
December 31, 2008
Change in net assets:
Contributions	$1,559,448
Investment losses, net	(10,456,831)
Dividends and interest	793,251
Distributions	(2,472,403)
Intraplan transfers, net	(1,230,188)

$(11,806,723)

7. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service dated April 3, 2008, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.
8. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market volatility and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
Page 14 of 20 Pages

Bob Evans Farms, Inc. and Affiliates 401(k) Retirement Plan
Notes to Financial Statements (continued)
9. Fair Value Measurements
The Plan adopted SFAS 157, Fair Value Measurements, effective January 1, 2008. In addition, the Plan adopted FSP 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active, upon its issuance in October 2008.
SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). SFAS 157 includes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under SFAS 157 are described below:
Level 1 — Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.
Level 2 — Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:
•	quoted prices for similar assets and liabilities in active markets

•	quoted prices for identical or similar assets or liabilities in markets that are not active

•	observable inputs other than quoted prices that are used in the valuation of the asset or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals)

•	inputs that are derived principally from or corroborated by observable market data by correlation or other means
Level 3 — Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).
Page 15 of 20 Pages

Bob Evans Farms, Inc. and Affiliates 401(k) Retirement Plan
Notes to Financial Statements (continued)
9. Fair Value Measurements (continued)
The level in the fair value hierarchy within which the fair value measurement is classified is determined based the lowest level input that is significant to the fair value measure in its entirety.
Following is a description of the valuation methodologies used for assets and liabilities measured at fair value.
The following table sets forth by level, within the fair value hierarchy, the Plan’s assets carried at fair value as of December 31, 2008.

	Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total

Company stock	$3,259,586	$—	$—	$3,259,586
Money market funds	22,311,449	—	—	22,311,449
Common/collective trust funds		—	957,038	957,038
Mutual funds	104,346,195	—	—	104,346,195

Total assets at fair value	$129,917,230	$—	$957,038	$130,874,268

Level 3 Gains and Losses
The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2008.

Common/Collective
Trust Funds

Balance, beginning of year	$1,750,641
Realized gains/(losses)	—
Unrealized gains/(losses) relating to instruments still held at the reporting date	—
Purchases, sales, issuances and settlements (net)	(793,603)
Transfers in and/or out of Level 3	—

Balance, end of year	$957,038

Page 16 of 20 Pages

Bob Evans Farms, Inc. and Affiliates 401(k) Retirement Plan
Schedule H, Line 4i — Schedule of Assets
(Held at End of Year)
EIN # 31-442186 Plan # 001
December 31, 2008

	Face Value
	or Number		Current
Description	of Shares	Cost	Value

Cash and Short-Term Investments
Mellon Short-Term Investment Fund	957,038	$957,038	$957,038

		957,038	957,038
Corporate Stock
Bob Evans Farms, Inc.	159,549	4,192,481	3,259,586

		4,192,481	3,259,586
Mutual Funds
American Funds EuroPacific Growth Fund	643,412	25,448,048	18,021,956
Bond Fund of America Fund	648,273	8,377,810	6,962,450
Cash Management Trust of America	22,311,449	22,311,449	22,311,449
Fidelity Advisor Freedom 2010 Fund	373,953	4,173,354	3,223,476
Fidelity Advisor Freedom 2015 Fund	318,012	3,679,878	2,706,282
Fidelity Advisor Freedom 2020 Fund	336,430	4,226,237	2,879,840
Fidelity Advisor Freedom 2025 Fund	2,512,128	29,119,992	20,373,356
Fidelity Advisor Freedom 2030 Fund	267,246	3,510,484	2,250,213
Fidelity Advisor Freedom 2035 Fund	183,968	2,250,447	1,453,349
Fidelity Advisor Freedom 2040 Fund	876,600	11,131,322	7,345,908
Fidelity Advisor Freedom Income Fund	34,067	334,106	301,835
Fundamental Investors Inc.	615,445	21,462,304	15,373,806
SSgA S&P 500 Index Fund	287,924	5,930,910	4,281,427
Asset Allocation Fund *	2,588,631	26,771,502	19,172,297

		168,727,844	126,657,644

Total assets held for investment purposes at end of year		$173,877,363	$130,874,268

*	Fund consists of multiple individual funds with various numbers of shares.
Page 17 of 20 Pages

SIGNATURES
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BOB EVANS FARMS, INC. AND AFFILIATES 401K RETIREMENT PLAN
Date: June 26, 2008	By:	/s/ Tod P. Spornhauer
Tod P. Spornhauer
Member of the Bob Evans Farms, Inc. and Affiliates 401K Retirement Plan Committee (also known as the Deferral Plan Committee)

Page 18 of 20 Pages

BOB EVANS FARMS, INC. AND AFFILIATES 401K RETIREMENT PLAN
ANNUAL REPORT ON FORM 11-K
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008
INDEX TO EXHIBITS

Exhibit No.	Description	Page No.

1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm	Page 17
Page 19 of 20 Pages